

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

February 1, 2007

Mr. W. Michael Madden
Vice President of Finance and Chief Financial Officer
Kirkland's, Inc.
805 North Parkway
Jackson, Tennessee 38302

>   **Re:**   **Kirkland's, Inc.**
>   **Form 10-K for Fiscal Year Ended January 28, 2006**
>   **Filed April 12, 2006**
>   **Forms 10-Q for Fiscal Quarters Ended April 29, 2006, July 29, 2006**
>   **and October 28, 2006**
>   **Filed June 6, 2006, September 7, 2006 and December 7, 2006**
>   **File No. 0-49885**

Dear Mr. Madden:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 28, 2006

Business, page 3

Merchandising, page 5

Product Assortment, page 5

1.   We note your tabular presentation of the percentage of fiscal 2005 and fiscal 2004
        net sales contributed by your major merchandise categories. Please revise your
        presentation to provide this information for each of the last three fiscal years.
        Refer to Item 101(c)(1)(i) of Regulation S-K.

Financial Statements

Consolidated Statements of Income, page 42

2.   We note that you present the line item "non-cash stock compensation charge"
        separately on the face of your consolidated statements of income. Please revise
        your presentation to include these expenses in the same line item as cash
        compensation paid to these same employees. If you believe that highlighting the
        portion of compensation expense attributable to share-based payments is
        necessary, you should do so in accordance with one of the disclosure alternatives
        listed in SAB Topic 14:F.

Note 1 – Description of Business and Significant Accounting Policies, page 45

Customer Loyalty Program, page 46

3.   We note that during fiscal 2004, you established a private-label credit card
        program for your customers. Provide us with the details of your arrangement
        with the third-party bank that operates and manages the card program. In your
        response, identify whether you earn any marketing or sales royalties from the
        bank. Also indicate whether you have any significant ongoing obligations to the
        bank. Quantify the amounts presented in your financial statements, for each
        period presented, attributed to any royalties earned or to any obligations incurred
        to the bank or cardholders in connection with this credit card program.

Mr. W. Michael Madden
Kirkland's, Inc.
February 1, 2007
page 3

Cost of Sales, page 46

4.   Please expand your disclosure to clarify the types of expenses that you include in
        the cost of sales line item. In doing so, please disclose specifically whether you
        include inbound freight charges, purchasing and receiving costs, inspection costs,
        warehousing costs, internal transfer costs and the other costs of your distribution
        network in cost of sales. If you currently exclude a significant portion of these
        costs from costs of sales, please provide cautionary disclosure in MD&A that
        your gross margins may not be comparable to others, since some entities include
        the costs related to their distribution network in cost of sales and others like you
        exclude all or a portion of them from gross margin, including them instead in a
        line item such as other operating expenses. To the extent it would be material to
        an investor's ability to compare your operating results to others in your industry,
        quantify in MD&A the amount of these costs excluded from cost of sales.

Other Income, page 47

5.   Please provide us with a description of the nature of the sales tax rebates for
        which you recorded other income during fiscal years 2005, 2004 and 2003.

Note 4 – Income Taxes, page 50

6.   Please provide us with the details of the line item "other permanent differences"
        that comprise the 8.9% reconciling difference between the federal statutory tax
        rate and the effective tax rate during the fiscal year ended January 28, 2006. If
        any individual permanent difference exceeds five percent of the computed total
        difference, it should be separately disclosed in the reconciliation. Refer to Rule
        4-08(h)(2) of Regulation S-X.

Note 9 – Related Parties, page 55

Shareholder Loan, page 55

7.   We note that on May 4, 2002 you loaned $217,000 to your Executive Vice
        President and Chief Financial Officer and subsequently on April 10, 2003, you
        advanced an additional $381,401 in accordance with the original terms of the
        note. Please confirm, if true, that there were no material modifications to any
        terms of the original note or any renewal of the extension of credit on or after July
        31, 2002.

Exhibit 31.1 and Exhibit 31.2

8.   We note that paragraphs 2, 3, 4(a), 4(c) and 4(d) of your certifications refer to the period in which this "annual" report is being prepared. In future filings, please provide the exact language included in Item 601(b)(31) of Regulation S-K which does not refer to the term "annual" in these paragraphs. This comment also applies to your Forms 10-Q for the periods ended April 29, 2006, July 29, 2006 and October 28, 2006 in which paragraphs 2, 3, 4(a), 4(c) and 4(d) of your certifications refer to the term "quarterly" report.

9.   We note that paragraph 4(d) of your certifications refers to the "fourth fiscal quarter." In future filings, please provide the exact language included in Item 601(b)(31) of Regulation S-K and replace this phrase with "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)." This comment also applies to your Forms 10-Q for the periods ended April 29, 2006, July 29, 2006 and October 28, 2006 in which paragraph 4(d) of your certifications refers to the first, second and third fiscal quarters, respectively.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief